UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Chronimed Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    171164106
                                 (CUSIP Number)

                              Maurice R. Taylor, II
                              13911 Ridgedale Drive
                              Minneapolis, MN 55305
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 14, 1997
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, SEE the Notes).

                                  SCHEDULE 13D
CUSIP No.
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MAURICE R. TAYLOR, II
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
             NOT APPLICABLE
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

             PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       [ ]
         TO ITEM 2(d) or 2(e)

             NOT APPLICABLE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
--------------------------------------------------------------------------------
           NUMBER OF              7       SOLE VOTING POWER
            SHARES
                                                  821,957
                                  ----------------------------------------------
          BENEFICIALLY            8       SHARED VOTING POWER
            OWNED BY
                                                  25,825
                                  ----------------------------------------------
              EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
                                                  821,957
                                  ----------------------------------------------
             PERSON               10      SHARED DISPOSITIVE POWER
             WITH
                                                  25,825
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             847,782
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

             NOT APPLICABLE
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             7.1%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


STATEMENT FOR SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        This statement relates to the Common Stock, $0.01 par value, of Chronimed Inc., whose principal executive offices are located at:

                              13911 Ridgedale Drive
                              Minnetonka, MN 55305

ITEM 2. IDENTITY AND BACKGROUND

        (a),(b)&(c) The name, address of principal business office and principal occupation of the person filing is:

                              Maurice R. Taylor, II
                              13911 Ridgedale Drive
                              Minnetonka, MN  55305

                              Chairman of the Board, President and
                              Chief Executive Officer of Chronimed Inc.

        (d) The undersigned has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The undersigned has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The undersigned is a United States Citizen.

ITEMS 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares of common stock of Chronimed Inc. (the "Company") were acquired with personal funds.

ITEM 4.        PURPOSE OF THE TRANSACTION.

        The undersigned is a co-founder of the Company and has served as an officer and director of the Company since 1985, and has held the shares in connection with the undersigned's involvement as co-founder and an officer and director of the Company. The undersigned has no current agreement, arrangement or understanding with the Company or any other party with respect to any type of transaction enumerated in Item 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The following table sets forth the aggregate number and percentage of outstanding shares of common stock of Chronimed Inc. beneficially owned by the undersigned as of the date of this report:

                        Number of Shares*       Percentage of Outstanding Shares
                        -----------------       --------------------------------
                             847,782                          7.1%

               *The above table includes options for the purchase of 141,800 shares of common stock that are exercisable during the next 60 days from the date hereof, but does not include options for the purchase 262,200 shares of common stock that are not exercisable within the next 60 days from the date hereof.

        (b) The undersigned holds the sole voting power and dispositive power with respect to 821,957 of the shares listed in Item 5(a) above and shared voting power and dispositive power with respect to 25,825 of the shares listed in Item 5(a) above.

        (c) The undersigned has not engaged in any transactions in the Company's common stock during the past sixty days.

        (d) No other person (other than the undersigned's spouse with respect to certain shares) is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of common stock of the Company held by the undersigned.

        (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       As noted in the footnote to the table in Item 5(a) above, certain shares are subject to issuance upon the exercise of stock options under the Company's stock option plans.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 1997


                                                     /s/ Maurice R. Taylor, II
                                                     ---------------------------
                                                     Maurice R. Taylor, II